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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
~~Provident Securities, Inc. D/B/A~~
Provident International Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
654 Madison Avenue – Suite 1009
(No. and Street)

NEW YORK	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Bishop, Managing Director (212) 601-2400
(Area Code - Telephone Number)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 Broad Street, Suite 1901	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB 4/9

OATH OR AFFIRMATION

I, **Mark Bishop**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Provident Securities, Inc. D/B/A Provident International Securities, Inc.**, as of **DECEMBER 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



Signature

Managing Director
Title



JANE MACK
Notary Public - State of New York
NO. 01MA6070495
Qualified in New York County
My Commission Expires 3/4/10



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PROVIDENT INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

PROVIDENT INTERNATIONAL SECURITIES, INC.

INDEX


KG
&G

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Provident International Securities, Inc.:

We have audited the accompanying statement of financial condition of Provident International Securities, Inc. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Provident International Securities, Inc. as of December 31, 2006 in conformity with generally accepted accounting principles in the United States of America.

February 22, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	829,184
Due from related parties		214,536
Prepaid expenses and other assets		12,658
TOTAL ASSETS	$	1,056,378

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	336,880
Shareholder's equity :		
Common stock, $0.01 par value; 100 shares authorized issued and outstanding		1
Additional paid-in capital		2,182,743
Accumulated deficit		(1,463,246)
TOTAL SHAREHOLDER'S EQUITY		719,498
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,056,378

The accompanying notes are an integral part of this financial statement.

PROVIDENT INTERNATIONAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Provident International Securities, Inc. was incorporated on December 11, 1998, under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations.

The Company is a component of a larger business enterprise and is a wholly owned subsidiary of Provident Financial International LLC, the immediate Parent. The Company's working capital has been obtained from funds provided by its Parent. In the absence of generating positive cash flow from operations, the Company is dependent upon the continued availability of funding from its Parent or, in its absence, alternative sources of funding would be required to support operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax asset and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance (See also Note 3).

NOTE 2 - CONTINUED

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company had net income for the year ended December 31, 2006. However, it has a net operating loss carryforward of approximately $1,250,000. Accordingly, no tax provision was necessary for 2006. The loss carryforward may be used to offset future taxable income. The losses expire at various dates through 2025.

At December 31, 2006, the Company has recorded a deferred tax asset of approximately $500,000 resulting primarily from net operating loss carry forwards. A valuation allowance of the same amount has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109.

NOTE 4 - RELATED PARTIES

The Company from time to time advances funds to and receives funds from related parties as support for or reimbursement of operating expenses in the ordinary course of its business activities with these related entities. Amounts due from these related parties totaled to $214,536 at December 31, 2006. These balances do not accrue interest and have no defined repayment terms.

During 2006, the Company received fees from an affiliate totaling $145,476.

The Company has agreed to reimburse its Parent for support services and expenses that are provided by the Parent. During 2006, the Company reimbursed its Parent $231,870 which consisted of:

Compensation	$ 79,200
Rent	53,220
Other expenses	99,450
Total	$231,870

PROVIDENT INTERNATIONAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 5 - COMMITMENTS AND CONTINGENCIES

During 2003, the Company was informed that the Florida Office of Financial Institutions and Securities Regulation (FOFISR) uncovered alleged violations of the Florida Statutes by their Miami, Florida office. During 2002, the Company closed this office. The Company and its attorney believe the claims are without merit and have been attempting to negotiate a mutually agreeable settlement. There has been no communications from FOFISR since 2004. The outcome of this matter and potential liability, if any, cannot be determined at this time.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2006, the Company had net capital of $492,304 which was $469,845 in excess of the required minimum net capital at that date of $22,459.

END